February 23, 1999



Securities and Exchange Commission
6432 General Green Way
Alexandria, VA  23212-2413

Gentlemen:

   We are transmitting herewith Indiana Energy, Inc.'s
Statement on Form U-3A-2.


Sincerely,


/s/Douglas S. Schmidt
Douglas S. Schmidt

DSS:tmw


                                          File No. 069-00312


                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         FORM U-3A-2


       Statement by Holding Company Claiming Exemption
     Under Rule U-3A-2 from the Provisions of the Public
             Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1


                    INDIANA ENERGY, INC.

hereby files with the Securities and Exchange
Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

    1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

       Indiana Energy, Inc. (Indiana Energy), Claimant in this statement, is an Indiana corporation with its principal offices in Indianapolis, Indiana.
    Claimant is a "holding company" (as such term is defined by the Act), owning all of the issued and outstanding shares of common stock of Indiana Gas
    Company, Inc. (Indiana Gas), IEI Investments, Inc.
    (IEI Investments) and IEI Capital Corp (Capital
    Corp.). Indiana Energy is also the 99 percent owner of IEI Services, LLC (IEI Services).

       Indiana Gas is an Indiana corporation engaged in the business of supplying gas service at retail, including transportation, to ultimate consumers, all within the state of Indiana. Indiana Gas is a "subsidiary company" of Indiana Energy and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act).

       Indiana Gas owns all of the issued and
    outstanding shares of common stock of Terre Haute
    Gas Corporation (Terre Haute) and Richmond Gas
    Corporation (Richmond), both of which are Indiana corporations. While Terre Haute and Richmond technically exist as separate corporate entities, in accordance with an order issued by the Indiana
    Utility Regulatory Commission, Indiana Gas, Terre
    Haute and Richmond have combined their operations for all purposes and are transacting business under the name Indiana Gas Company, Inc. Pursuant to that order, accounting records and financial reports are on a consolidated basis. For purposes of this statement, any reference to Indiana Gas will, in effect, be inclusive of the separate corporate entities of Richmond and Terre Haute.

       IEI Investments, an Indiana corporation, was formed for the purpose of grouping and controlling nonregulated businesses of Indiana Energy and investments therein and to separate them from regulated businesses. IEI Investments has three wholly owned subsidiaries, IGC Energy, Inc., Energy
    Realty, Inc. and Energy Financial Group, Inc., all of which are Indiana corporations.

       On March 15, 1996, IGC Energy, Inc. (IGC
    Energy) and Citizens By-Products Coal Company, a wholly owned subsidiary of Citizens Gas and Coke
    Utility (Citizens Gas), formed a jointly and equally owned Indiana limited liability company to provide natural gas supply and related services.
    The formed entity, ProLiance Energy, LLC
    (ProLiance), began providing services to Indiana
    Gas and Citizens Gas effective April 1, 1996.
    ProLiance also provides products and services to other gas utilities and customers in Indiana and surrounding states. ProLiance assumed the business of Indiana Energy Services, Inc., a wholly owned subsidiary of IGC Energy and an Indiana corporation, which had provided similar services to other customers and from January 1, 1996, to March
    31, 1996, to Indiana Gas. ProLiance added power marketing in late fiscal 1997 to its services offered. Power marketing involves buying electricity on the wholesale market and then reselling it to other marketers, utilities and other customers.

       On April 1, 1997, IGC Energy and Citizens By-
    Products Coal Company formed CIGMA, LLC (CIGMA), a jointly and equally owned Indiana limited liability company. CIGMA provides materials acquisition and related services that are used by Indiana Gas and Citizens Gas, as well as similar services for third parties.

       On May 23, 1997, IGC Energy, Citizens By-
    Products Coal Company and Energy Systems Group,
    Inc. (ESGI) formed Energy Systems Group, LLC (ESG), an equally owned Indiana limited liability company.
    ESG provides a package of products, services and skills to help energy users achieve enhanced energy and operational performance. The packages provide for improvements to be paid for by the customers from savings generated within their existing operating budgets. ESG assumed the responsibilities of ESGI, an energy related performance contracting firm and wholly owned subsidiary of SIGCORP, Inc.

       On June 30, 1998, IGC Energy and Cinergy Supply
    Network, Inc., a subsidiary of Cinergy Corp.
    (Cinergy), formed Reliant Services, LLC (Reliant), an equally owned Indiana limited liability company, to perform underground facilities locating and construction services. In September 1998, Reliant signed an agreement to purchase two Indianapolis area companies to enable it to enter the market once certain regulatory approvals are received by Cinergy. Reliant is based in the Indianapolis area and will focus initially on serving electric, gas, telephone, cable and water companies in Indiana, Ohio and Kentucky.

       Energy Realty, Inc. is a real estate company and also has affordable housing investments.

       Energy Financial Group, Inc. (EFGI) was formed on January 20, 1998, to hold all financial entities and investments of IEI Investments. Also on January 20, 1998, IEI Synfuels, Inc. was established as an Indiana corporation and wholly-owned subsidiary of EFGI and on February 5, 1998, purchased one limited partnership unit
    (representing an 8.3 percent ownership interest) in Pace Carbon Synfuels Investors, L.P. (Pace Carbon), a Delaware limited partnership formed to develop, own and operate four projects to produce and sell coal-based synthetic fuel. Pace Carbon converts coal fines (small coal particles) into coal pellets that are sold to major coal users such as utilities and steel companies. This process is eligible for federal tax credits under Section 29 of the Internal Revenue Code and the Internal Revenue
    Service has issued a private letter ruling with respect to the four projects.

       On April 1, 1998, IEI Financial Services, LLC
    (IEI Financial Services) began its operations. IEI
    Financial Services will perform third-party collections, energy-related equipment leasing and related services. IEI Financial Services will provide these services to Indiana Gas and to other third parties. IEI Financial Services has two members, EFGI (99 percent ownership) and IGC Energy
    (1 percent ownership).

       On October 9, 1998, IEI Investments committed to invest $10 million in Haddington Energy
    Partners, L.P. (Haddington). Haddington, a Delaware limited partnership, plans to raise $100 million to invest in six to eight projects that represent a portfolio of development opportunities, including natural gas gathering and storage and electric power generation. Haddington's investment opportunities will focus on acquiring and building on projects in progress rather than start-up ventures. Haddington's initial closing achieved
    $72 million in commitments.

       Capital Corp., an Indiana corporation, was formed in October 1997 to conduct the financing for Indiana Energy and its subsidiaries other than Indiana Gas. Capital Corp. will provide the nonregulated businesses with short-term financing for working capital requirements, as well as secure permanent financing for those entities as necessary.

       IEI Services, formed in October 1997, provides support services to Indiana Energy and its subsidiaries. These services include information technology, financial, human resources, building and fleet services. IEI Services is an Indiana limited liability company with two members, Indiana
    Energy (99 percent ownership) and IGC Energy (1 percent ownership).

    2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal transmission lines, producing fields, gas manufacturing plants and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive gas at the borders of such State.

       At the date of the filing of this Statement, Indiana Energy had no real properties and is solely a holding company owning all of the issued and outstanding shares of common stock of Indiana Gas, IEI Investments and Capital Corp.

       The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the state of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. At December 31, 1998, these included approximately 10,716 miles of distribution mains; 512,351 meters, five reservoirs for underground storage of purchased gas with approximately 71,484 acres of land owned and/or held under storage easements with 8,972,000 Dth of gas in storage providing a daily deliverability capacity of 134,160 Dth. Indiana Gas has five liquefied petroleum air gas manufacturing plants with a total daily capacity of 36,700 Dth of gas.
    These properties are used by Indiana Gas in its gas operations in which gas is supplied to approximately 491,000 consumers in 281 communities in 48 of the 92 counties in the state of Indiana.
    The largest communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington,
    Terre Haute, Marion, New Albany, Columbus,
    Jeffersonville, New Castle and Richmond.  While
    Indiana Gas does not serve in Indianapolis, it does serve the counties and communities which border that city.

       Effective April 1, 1996, Indiana Gas purchases all of its natural gas from ProLiance. Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory
    Commission approved rate schedules.

    3.   The following information for the last
calendar year with respect to Claimant and each of its subsidiary public utility companies:

    (a) Number of Dth of gas distributed at retail:

           Dekatherms (Dth) of gas distributed at retail within the state of Indiana by Indiana Gas for sales and transportation during calendar year 1998 and the associated revenues therewith were as follows:


                               Dth               Revenues
        Sales              62,806,000          $400,217,000
        Transportation     46,794,000            20,242,000
        Total             109,600,000          $420,459,000


    (b) Number of Dth of gas distributed at retail outside the State in which each such company is organized:

        None

    (c) Number of Dth of gas sold at wholesale outside the State in which each such company is organized, or at the State line:

        None

    (d) Number of Dth of gas purchased outside the State in which each such company is organized or at the State line:

        None

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

        Inapplicable to claimant.

                          Exhibit A

    A consolidating statement of income and a consolidating statement of retained earnings of Indiana
Energy and subsidiaries, for the calendar year 1998, together with a consolidating balance sheet of Indiana
Energy and subsidiary companies, as of the close of such calendar year, are annexed hereto as Exhibit A.

                          Exhibit B

    See the Financial Data Schedule filed herewith as
Exhibit 27.

                          Exhibit C

    Inapplicable to claimant.

    The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February 1999.

                                INDIANA ENERGY, INC.
                                (Name of Claimant)




                              By  /s/Niel C. Ellerbrook
                                  Niel C. Ellerbrook
                                  President and
                                  Chief Operating Officer

Attest:




/s/Anthony E. Ard
Anthony E. Ard
Senior Vice President and Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Niel C. Ellerbrook
                                President and
                                Chief Operating Officer
                                Indiana Energy, Inc.
                                1630 North Meridian Street
                                Indianapolis, Indiana 46202



                                                                          INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                                               CONSOLIDATING BALANCE SHEET
                                                                                    DECEMBER 31, 1998
                                                                                 (Thousands - Unaudited)


                                                             Indiana      IEI          IEI       IEI        IGC       Energy
                                                Indiana      Gas Co.,   Services,    Capital    Invest.,   Energy,    Realty,
                   ASSETS                     Energy, Inc.     Inc.        LLC        Corp.      Inc.       Inc.       Inc.
CURRENT ASSETS:
    Cash and cash equivalents                  $    (67)     $     20   $   (861)   $   (110) $  (6,205)   $  7,695   $  (833)
    Accounts receivable, less reserves               14        28,668        166          (1)        (4)          -         1
    Accounts receivable from affiliated cos.        357             -      3,203           -        120           -       340
    Notes receivable from affiliated cos.           575             -          -      12,256      3,423           -         -
    Interest receivable from affiliated cos.          8             -          -         230         67           -         -
    Accrued unbilled revenues                         -        40,577          -           -          -           -         -
    Liquefied petroleum gas - at avg. cost            -           892          -           -          -           -         -
    Gas in underground storage - at
        last-in, first-out cost                       -        18,150          -           -          -           -         -
    Prepayments and other                         1,949         4,903       (180)          -        (17)          -        12
                                                  2,836        93,210      2,328      12,375     (2,616)      7,695      (480)

EQUITY IN NET ASSETS OF WHOLLY-
    OWNED SUBSIDIARIES:
        Indiana Gas Company, Inc.               245,880             -          -           -          -           -         -
        IEI Services, LLC                        33,229             -          -           -          -         346         -
        IEI Investments, Inc.                    28,692             -          -           -          -           -         -
        IEI Capital Corp.                             6             -          -           -          -           -         -
        IGC Energy, Inc.                              -             -          -           -     22,462           -         -
        Energy Realty, Inc.                           -             -          -           -      1,646           -         -
        Energy Financial Group, Inc.                  -             -          -           -      7,454          15         -
        IEI Synfuels, Inc.                            -             -          -           -          -           -         -
        IEI Financial Services, LLC                   -             -          -           -          -           -         -
        Indiana Energy Services, Inc.                 -             -          -           -          -           1         -
                                                307,807             -          -           -     31,562         362         -

INVESTMENTS IN UNCONSOLIDATED
  AFFILIATES                                          -             -          -           -          -      20,329     6,203

UTILITY PLANT:
    Original cost                                     -       946,602          -           -          -           -         -
    Less - Accum. depr. and amort.                    -       376,133          -           -          -           -         -
                                                      -       570,469          -           -          -           -         -

NONUTILITY PLANT:
    Original cost                                     -           340     57,854           -         45          21         -
    Less - Accum. depr. and amort.                    -           340     13,859           -         13           -         -
                                                      -             -     43,995           -         32          21         -

DEFERRED CHARGES AND
  OTHER ASSETS:
    Unamortized debt discount and exp.                -        12,653          -           -          -           -         -
    Regulatory income tax asset                       -         1,778          -           -          -           -         -
    Other                                             9         2,622        440           -          -           -         -
                                                      9        17,053        440           -          -           -         -
                                               $310,652      $680,732   $ 46,763    $ 12,375  $  28,978    $ 28,407   $ 5,723




                                                Indiana       Energy       IEI        IEI     Adjustments
                                                 Energy      Financial   Synfuels,  Financial    Debit
                   ASSETS                       Svcs, Inc.   Group,Inc.    Inc.     Svcs,LLC    (Credit)   Consolidated
CURRENT ASSETS:
    Cash and cash equivalents                  $      1      $   (285)  $    (53)   $      9  $     709    $     20
    Accounts receivable, less reserves                -             -          -          18       (252)     28,610
    Accounts receivable from affiliated cos.          -             -          -          44     (4,064)          -
    Notes receivable from affiliated cos.             -             -          -         282    (16,536)          -
    Interest receivable from affiliated cos.          -             -          -           -       (305)          -
    Accrued unbilled revenues                         -             -          -           -          -      40,577
    Liquefied petroleum gas - at avg. cost            -             -          -           -          -         892
    Gas in underground storage - at
        last-in, first-out cost                       -             -          -           -          -      18,150
    Prepayments and other                             -             -          -           -          -       6,667
                                                      1          (285)       (53)        353    (20,448)     94,916

EQUITY IN NET ASSETS OF WHOLLY-
    OWNED SUBSIDIARIES:
        Indiana Gas Company, Inc.                     -             -          -           -   (245,880)          -
        IEI Services, LLC                             -             -          -           -    (33,575)          -
        IEI Investments, Inc.                         -             -          -           -    (28,692)          -
        IEI Capital Corp.                             -             -          -           -         (6)          -
        IGC Energy, Inc.                              -             -          -           -    (22,462)          -
        Energy Realty, Inc.                           -             -          -           -     (1,646)          -
        Energy Financial Group, Inc.                  -             -          -           -     (7,469)          -
        IEI Synfuels, Inc.                            -         5,223          -           -     (5,223)          -
        IEI Financial Services, LLC                   -         1,531          -           -     (1,531)          -
        Indiana Energy Services, Inc.                 -             -          -           -         (1)          -
                                                      -         6,754          -           -   (346,485)          -

INVESTMENTS IN UNCONSOLIDATED
  AFFILIATES                                          -         1,604      5,200           -          -      33,336

UTILITY PLANT:
    Original cost                                     -             -          -           -          -     946,602
    Less - Accum. depr. and amort.                    -             -          -           -          -     376,133
                                                      -             -          -           -          -     570,469

NONUTILITY PLANT:
    Original cost                                     -             -          -         196          -      58,456
    Less - Accum. depr. and amort.                    -             -          -           7          -      14,219
                                                      -             -          -         189          -      44,237

DEFERRED CHARGES AND
  OTHER ASSETS:
    Unamortized debt discount and exp.                -             -          -           -          -      12,653
    Regulatory income tax asset                       -             -          -           -          -       1,778
    Other                                             -             -         86       1,068          -       4,225
                                                                    -         86       1,068          -      18,656
                                               $      1      $  8,073   $  5,233    $  1,610  $(366,933)   $761,614




                                                                          INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                                              CONSOLIDATING BALANCE SHEET
                                                                                    DECEMBER 31, 1998
                                                                                 (Thousands - Unaudited)


                                                             Indiana      IEI          IEI       IEI        IGC       Energy
   LIABILITIES AND                              Indiana      Gas Co.,   Services,    Capital    Invest.,   Energy,    Realty,
   SHAREHOLDERS' EQUITY                       Energy, Inc.     Inc.        LLC        Corp.      Inc.       Inc.       Inc.
CURRENT LIABILITIES:
    Maturities and sinking fund
        requirements of long-term debt        $       -      $ 10,000   $      -    $      -  $       -    $      -   $   174
    Notes payable                                     -        48,675     10,565      12,080          -           -     1,500
    Accounts payable                               (124)       30,589        402           -         (6)        247         -
    Accounts payable to affiliated cos.             495             -        926          21         42         651        13
    Interest payable to affiliated cos.               -             -        202          73          -           -        10
    Refundable gas costs                              -        14,343          -           -          -           -         -
    Customer deposits and advance payments            -        22,416          -           -          -           -         -
    Accrued taxes                                     -         9,848        220         (43)         2           -       100
    Accrued interest                                  -         4,746          -         238          -           -         -
    Other current liabilities                       321        14,871        659           -        163       5,070       617
                                                    692       155,488     12,974      12,369        201       5,968     2,414

DEFERRED CREDITS AND

  OTHER LIABILITIES:
    Deferred income taxes                             -        60,580          -           -          -           -         -
    Accrued postretirement benefits
       other than pensions                           90        25,884        169           -          7           -         -
    Unamortized investment tax credit                 -         9,082          -           -          -           -         -
    Other                                           580         1,854         45           -         78         (23)      241
                                                    670        97,400        214           -         85         (23)      241

CAPITALIZATION:
    Long-term debt                                    -       181,964          -           -          -           -     1,422
    Common stock                                142,295       142,995          -           1          1           1         1
    Paid-in capital                                   -             -     32,372           -      4,179       4,363         -
    Unearned comp. - restr. stock grants         (1,377)            -          -           -          -           -         -
    Retained earnings                           168,372       102,885      1,203           5     24,512      18,098     1,645
        Total common shareholders' equity       309,290       245,880     33,575           6     28,692      22,462     1,646
                                                309,290       427,844     33,575           6     28,692      22,462     3,068
                                              $ 310,652      $680,732  $  46,763    $ 12,375  $  28,978    $ 28,407   $ 5,723


                                                Indiana       Energy       IEI        IEI     Adjustments
   LIABILITIES AND                               Energy      Financial   Synfuels,  Financial    Debit
   SHAREHOLDERS' EQUITY                         Svcs, Inc.   Group,Inc.    Inc.     Svcs,LLC    (Credit)   Consolidated
CURRENT LIABILITIES:
    Maturities and sinking fund
        requirements of long-term debt        $       -      $      -  $       -    $      -  $       -    $ 10,174
    Notes payable                                     -           191          -           -     16,536      56,475
    Accounts payable                                  -             -          -           1      1,432      29,677
    Accounts payable to affiliated cos.               -             8         10          29      2,195           -
    Interest payable to affiliated cos.               -             -          -           -        285           -
    Refundable gas costs                              -             -          -           -          -      14,343
    Customer deposits and advance payments            -             -          -           -          -      22,416
    Accrued taxes                                     -             -          -           -          -      10,127
    Accrued interest                                  -             -          -           -          -       4,984
    Other current liabilities                         -           420          -          27       (625)     22,773
                                                      -           619         10          57     19,823     170,969

DEFERRED CREDITS AND
  OTHER LIABILITIES:
    Deferred income taxes                             -             -          -           -          -      60,580
    Accrued postretirement benefits
       other than pensions                            -             -          -           -          -      26,150
    Unamortized investment tax credit                 -             -          -           -          -       9,082
    Other                                             -             -          -           7        625       2,157
                                                      -             -          -           7        625      97,969

CAPITALIZATION:
    Long-term debt                                    -             -          -           -          -     183,386
    Common stock                                      1             1          1           -    143,002     142,295
    Paid-in capital                                   -         7,526      5,295       1,499     55,234           -
    Unearned comp. - restr. stock grants              -             -          -           -          -      (1,377)
    Retained earnings                                 -           (73)       (73)         47    148,249     168,372
        Total common shareholders' equity             1         7,454      5,223       1,546    346,485     309,290
                                                      1         7,454      5,223       1,546    346,485     492,676
                                              $       1      $  8,073  $   5,233    $  1,610  $ 366,933    $761,614




                                                                     INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                                       CONSOLIDATING STATEMENT OF INCOME
                                                                      TWELVE MONTHS ENDED DECEMBER 31, 1998
                                                                             (Thousands - Unaudited)


                                                             Indiana      IEI          IEI       IEI        IGC       Energy
                                                Indiana      Gas Co.,   Services,    Capital    Invest.,   Energy,    Realty,
                                              Energy, Inc.     Inc.        LLC        Corp.      Inc.       Inc.       Inc.
OPERATING REVENUES:
    Utility                                   $       -      $420,459   $      -    $      -  $       -    $      -   $     -
    Other                                             -             -     26,294           -          -         276       526
                                                      -       420,459     26,294           -          -         276       526

OPERATING EXPENSES:
    Cost of gas                                       -       231,889          -           -          -      (1,116)        -
    Other operating                                  41        85,871     15,413           -      1,487          12       252
    Depreciation and amortization                     -        32,758      5,832           -         13           -        54
    Taxes other than income taxes                    61        13,882         36           -          -          92         -
                                                    102       364,400     21,281           -      1,500      (1,012)      306

OPERATING INCOME                                   (102)       56,059      5,013           -     (1,500)      1,288       220

OTHER INCOME:
    Equity in earnings of unconsol.
       affiliates                                     -             -          -           -          -       7,618      (689)
    Equity in earnings of consolidated
       subs.                                     38,101             -          -                  6,798         311         -
    Other - net                                      44           626        588         558        461         (21)      883
                                                 38,145           626        588         558      7,259       7,908       194

INCOME BEFORE INTEREST
  AND INCOME TAXES                               38,043        56,685      5,601         558      5,759       9,196       414

INTEREST EXPENSE                                      -        15,802        421         550          -           -       231

INCOME BEFORE INCOME TAXES                       38,043        40,883      5,180           8      5,759       9,196       183


INCOME TAXES                                      1,919        14,058          -           3       (393)      3,365      (857)

NET INCOME                                    $  36,124      $ 26,825   $  5,180    $      5  $   6,152    $  5,831   $ 1,040




                                                Indiana       Energy       IEI        IEI     Adjustments
                                                 Energy      Financial   Synfuels,  Financial    Debit
                                                Svcs, Inc.   Group,Inc.    Inc.     Svcs,LLC    (Credit)   Consolidated
OPERATING REVENUES:
    Utility                                   $       -      $      -   $      -    $      -  $       -    $420,459
    Other                                             -             -          -         628     26,836         888
                                                      -             -          -         628     26,836     421,347

OPERATING EXPENSES:
    Cost of gas                                    (401)            -          -           -          -     230,372
    Other operating                                   -            44          9         609    (26,836)     76,902
    Depreciation and amortization                     -             -          -           7          -      38,664
    Taxes other than income taxes                     -             1          -           -          -      14,072
                                                   (401)           45          9         616    (26,836)    360,010

OPERATING INCOME                                    401           (45)        (9)         12          -      61,337

OTHER INCOME:
    Equity in earnings of unconsol.
        affiliates                                    -             -       (241)          -          -       6,688
    Equity in earnings of consolidated
        subs.                                         -           (27)         -           -     45,183           -
    Other - net                                       -             -          1          35        706       2,469
                                                      -           (27)      (240)         35     45,889       9,157

INCOME BEFORE INTEREST
  AND INCOME TAXES                                  401           (72)      (249)         47     45,889      70,494

INTEREST EXPENSE                                      -             1          -           -        796      16,209

INCOME BEFORE INCOME TAXES                          401           (73)      (249)         47     45,093      54,285

INCOME TAXES                                        152             -       (176)          -        (90)     18,161

NET INCOME                                    $     249      $    (73)  $    (73)   $     47  $  45,183    $ 36,124








                                                                         INDIANA ENERGY, INC. AND SUBSIDIARIES
                                                                      CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                                        TWELVE MONTHS ENDED DECEMBER 31, 1998
                                                                               (Thousands - Unaudited)

                                                             Indiana      IEI          IEI       IEI        IGC       Energy
                                                Indiana      Gas Co.,   Services,    Capital    Invest.,   Energy,    Realty,
                                              Energy, Inc.     Inc.        LLC        Corp.      Inc.       Inc.       Inc.
BALANCE DECEMBER 31, 1997                     $ 159,420      $103,411   $    880    $      -  $  18,360    $ 17,689   $    605

ADD:
    Net Income                                   36,124        26,825      5,180           5      6,152       5,831      1,040
                                                195,544       130,236      6,060           5     24,512      23,520      1,645

DEDUCT:
    Dividends                                    27,140        27,351      4,857           -          -       5,422          -
    Stock Issuance Expense                           32             -          -           -          -           -          -
                                                 27,172        27,351      4,857           -          -       5,422          -

BALANCE DECEMBER 31, 1998                     $ 168,372      $102,885   $  1,203    $      5   $ 24,512    $ 18,098   $  1,645


                                                Indiana       Energy       IEI        IEI     Adjustments
                                                 Energy      Financial   Synfuels,  Financial    Debit
                                                Svcs, Inc.   Group,Inc.    Inc.     Svcs,LLC    (Credit)   Consolidated
BALANCE DECEMBER 31, 1997                     $   4,590      $      -   $      -    $       -  $145,535    $159,420

ADD:
    Net Income                                      249           (73)       (73)          47    45,183      36,124
                                                  4,839           (73)       (73)          47   190,718     195,544

DEDUCT:
    Dividends                                     4,839             -          -            -   (42,469)     27,140
    Stock Issuance Expense                            -             -          -            -         -          32
                                                  4,839             -          -            -   (42,469)     27,172

BALANCE DECEMBER 31, 1998                     $       -      $    (73)  $    (73)   $       47 $148,249    $168,372

